Exhibit 1

Ted D. Kellner

790 North Water Street, Suite 2175

Milwaukee, WI 53202

September 3, 2024

VIA OVERNIGHT DELIVERY AND EMAIL

AIM ImmunoTech Inc.

2117 SW Highway 484

Ocala, Florida 34473

Attn: Secretary

Secretary@aimimmuno.com

Re:	Notice of Stockholder Intent to Nominate Individuals for Election as Directors at the 2024 Annual Meeting of Stockholders of AIM ImmunoTech Inc.

Dear Secretary,

This letter serves as notice to AIM ImmunoTech Inc., a Delaware corporation (the “Company”), as to the nomination by Ted D. Kellner (the “Nominating Stockholder”), as the record holder of shares of the Company’s common stock, par value $0.001 per share (“the “Common Stock”), of the nominees specified herein for election to the Board of Directors of the Company (the “Board”) at the 2024 Annual Meeting of Stockholders of the Company, or any other meeting of stockholders held in lieu thereof, and any adjournments, postponements, modifications or continuations thereof (the “Annual Meeting”).

This letter and all Exhibits attached hereto are collectively referred to as the “Notice.”

Through this Notice, the Nominating Stockholder hereby nominates, and notifies you of his intent to nominate at the Annual Meeting, himself, Todd Deutsch and Robert L. Chioini as nominees to be elected to the Board at the Annual Meeting. In addition to the nominees specified herein, the Nominating Stockholder intends to identify an additional highly qualified and independent nominee by supplement to this Notice to be delivered to the Company no later than the close of business on September 13, 2024. The Nominating Stockholder, Mr. Deutsch, Mr. Chioini and any such additional nominee are referred to as “Stockholder Nominees.”

As of the date hereof, to the knowledge of the Nominating Stockholder, based on publicly available information, including that contained in the Company’s Form 10-K filed on April 1, 2024 and other filings with the Securities and Exchange Commission (the “SEC”), the current Board consists of four members, each of whom was elected to serve until the next Annual Meeting of Stockholders, or until his or her earlier resignation, removal from office, death or incapacity. In the event that the Board increases the size of the Board so that more than four directors are to be elected at the Annual Meeting by holders of the Common Stock, the Nominating Stockholder reserves the right to nominate additional persons to be elected (each, an “Additional Nominee”). Additionally, if, due to death, disability, or otherwise any Stockholder Nominee or Additional

Nominee is unable to stand for election at the Annual Meeting, or for good cause will not serve, the Nominating Stockholder reserves the right to nominate one or more alternate nominees, as applicable, in place of such Stockholder Nominee(s) or Additional Nominee(s) (each, an “Alternate Nominee,” and together with the Additional Nominee(s), the “Vacancy Nominees”). In either event, the Nominating Stockholder will give notice to the Company prior to the Annual Meeting of his intent to nominate any Vacancy Nominees at the Annual Meeting (and with respect to any Additional Nominee, within the time period required by the Company’s Restated and Amended Bylaws (the “Bylaws”)). Except where the context otherwise requires, the term “Stockholder Nominee” as used in this Notice shall be deemed to include one or more of the Vacancy Nominees, as applicable. Notwithstanding the foregoing, the Nominating Stockholder reserves the right to withdraw the nomination of one or more Stockholder Nominees or Vacancy Nominees at any time and will give prompt notice to the Company of such withdrawal. Additional nominations made pursuant this paragraph are without prejudice to the position of the Nominating Stockholder that any attempt to increase the size of the current Board or classify the Board may constitute an unlawful manipulation of the Company’s corporate machinery.

This Notice shall also constitute the notice required by Rule 14a-19(a)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on behalf of the Nominating Stockholder and Stockholder Nominees.

If this Notice shall be deemed for any reason by a court of competent jurisdiction to be ineffective with respect to the nomination of any Stockholder Nominee nominated by the Nominating Stockholder at the Annual Meeting, or if any Stockholder Nominee shall be unable to stand for election or will not serve for any reason, this Notice shall continue to be effective with respect to all remaining matters, including without limitation, the remaining Stockholder Nominee(s) and as to any Vacancy Nominee(s).

The Nominating Stockholder reserves the right to challenge any action that may be taken by the Company or the Board, including any amendment to its Bylaws, to prevent the Nominating Stockholder from nominating the Stockholder Nominees at the Annual Meeting or that would contravene or have the effect of invalidating any portion of this Notice. The Nominating Stockholder also reserves the right to challenge the validity of the existing Bylaws or any provision thereof and the provision of information herein shall not be deemed to be a waiver of such right.

In considering this Notice, the Nominating Stockholder urges the Board to consider the will of its stockholders. The Company’s stockholders have overwhelmingly voted against the incumbent Board at the last two annual meetings. The Nominating Stockholder, Mr. Deutsch and Mr. Chioini each received significant stockholder support for election at the Company’s 2023 Annual Meeting of Stockholders (the “2023 Annual Meeting”). The Nominating Stockholder and Mr. Deutsch received sufficient proxy votes to have been elected, and the Nominating Stockholder believes all three would have been easily elected had the Company included them on a universal proxy card.

The Delaware Supreme Court ruled that the Board’s motive in adopting amendments to its Bylaws in 2023 was not to counter the threat of an uninformed vote. Rather, the Board’s “primary purpose was to interfere with [the Nominating Stockholder’s] nomination notice, reject his nominees, and maintain control.” The Delaware Supreme Court ruled that the amended Bylaws were the “product of an improper motive and purpose, which constitutes a breach of the duty of loyalty.” The Nominating Stockholder asserts that the Board’s rejection of the Nominating Stockholder’s 2023 nomination notice (the “2023 Notice”) just months later, in a letter (the “2023 Rejection Letter”) rife with inaccuracies, pure speculation, contortions of a plain reading of the requirements and trivialities, was indisputably a continuation of that improper motive and purpose and breach of the duty of loyalty. Having laid out an assortment of inequitable and unenforceable “tripwires” in its advance notice Bylaws, the Board members then engaged in a bad faith effort to invoke those tripwires, concocting every potential basis to reject the 2023 Notice that could be imagined without any apparent filter or editing, and thereby entrenching themselves at great cost to the Company and its stockholders. Any contention to the contrary would be unreasonable.

Below you will find information required by Section 1.4(c) of the Bylaws. The relevant language from the Bylaws is provided in bold font, followed by responsive information. Information included in any subsection below shall also be deemed to be information provided in response to items requested in any other subsection of this Notice, whether specifically set forth or not (and regardless of whether an express cross-reference is included, which in certain cases has been included solely for convenience). Nothing herein shall be deemed to be an admission that any such information is required by the Bylaws or applicable law or that Section 1.4(c) or any other provision of the Bylaws is valid. Unless the Bylaws or incorporated requirements under Schedule 13D or Schedule 14A expressly require an affirmative negative statement in response to a disclosure item that is not applicable or for which there is nothing to disclose, the Nominating Stockholder does not undertake any obligation to provide such a statement.1

In addition, the Nominating Stockholder hereby incorporates by reference in this Notice the following information: (i) the record from the Kellner Delaware litigation (the “Kellner Delaware Litigation”)2; (ii) the record from the Jorgl Delaware litigation (the “Jorgl Delaware Litigation”); (iii) the definitive proxy statement on Schedule 14A filed by the Nominating Stockholder and the Stockholder Nominees on November 1, 2023 with respect to the 2023 Annual Meeting (the “2023 Proxy Statement”); and (iv) the Schedule 13D initially filed by the Nominating Stockholder and Mr. Deutsch on July 27, 2023 (as amended through the date hereof and as it may be amended after the date hereof, the “Schedule 13D”) (collectively, the “Incorporated Information”). The Incorporated Information is incorporated herein in response to each requirement to which any such information would be reasonably considered to be responsive to. To the extent any information contained herein is inconsistent with the Incorporated Information, the information contained herein shall be deemed to supersede any such Incorporated Information.

With respect to the Kellner Delaware Litigation, although the Nominating Stockholder disagrees with certain legal conclusions and findings by the Delaware Court of Chancery (the “Court”) and the Delaware Supreme Court and the incorporation by reference herein shall not be deemed an admission as to such legal conclusions and findings, the factual record from the Kellner Delaware Litigation and the Jorgl Delaware Litigation amply serves any legitimate informational purposes served by the advance notice provisions of the Company’s Bylaws.

[1]

This is pointed out because among the frivolous bases for rejecting the 2023 Notice cited in the 2023 Rejection Letter were multiple pages citing the purported failure to state negatives, despite no requirement to do so.

[2]

The record from the Kellner Delaware Litigation incorporated herein includes information from the approximately 150 party filings and orders available on the Court of Chancery’s public docket (case no. 2023-0879-LWW); transcripts from the three-day trial; the 1,240+ joint exhibits designated by the parties for trial; transcripts and videos from the approximately 21 party and non-party depositions taken in that proceeding; the Court of Chancery’s post-trial Opinion, issued on December 28, 2024; the parties’ briefs and appendices submitted to the Delaware Supreme Court (case no. 3, 2024); and the Delaware Supreme Court’s final Opinion, rendered on July 11, 2024.

The Nominating Stockholder is making these nominations on his own behalf as record and beneficial owner and therefore is the “Holder” within the meaning of the Bylaws for purposes of the responses set forth below. In addition, the Nominating Stockholder has also provided information herein as if Mr. Deutsch was also a “Holder,” although by doing so the Nominating Stockholder does not admit that Mr. Deutsch should be considered a “Holder” within the meaning of the Bylaws and that such information is required to be included herein.

(c)	To be in proper form, a Noticing Stockholder’s notice to the Secretary of the Corporation of any Stockholder Proposal pursuant to this Section 1.4 shall also set forth:

(1) if the Noticing Stockholder proposes to nominate one or more persons for election or for re-election as a director of the Corporation (each such person, a “Stockholder Nominee”):

(A) the full legal name (and any alias names used), age, business address and residence address of each Stockholder Nominee;

Ted Douglas Kellner, age 78

Business Address:

790 North Water Street, Suite 2175

Milwaukee, WI 53202

Residence Address:

5112 W Highland Road

Mequon, WI 53092

Todd Adam Deutsch, age 52

Business and Residence Address:

7 Old Wagon Lane

Old Westbury, NY 11568

Robert Louis Chioini, age 60

Business and Residence Address:

1530 Forest Bay Ct.

Wixom, MI 48393

(B) a biography and statement of each Stockholder Nominee’s qualifications, including the principal occupation or employment of each Stockholder Nominee (at present and for the past five (5) years);

Ted D. Kellner, age 78, currently manages his personal and family investments after retiring in 2017 from his career as a portfolio manager at Fiduciary Management, Inc., an investment management firm that he founded in 1980. Fiduciary Management, Inc. currently manages approximately $15 billion in assets, pension and profit-sharing trusts, Taft-Hartley and public funds, endowments and personal trusts throughout the United States. He is also the Chairman of Fiduciary Real Estate Development Inc., a business founded by Mr. Kellner in 1984 that owns and manages over $1.8 billion in multi-family residential units. Mr. Kellner previously served as a director of Metavante Technologies, Inc., a then publicly-traded company that provided banking and payments technologies to financial services firms, from 2007 to 2009, and Marshall & Ilsley Corporation, a then publicly-traded bank and financial holding company, from 2000 to 2011. He also served as a director of each of the American Family Mutual Insurance Company from 2001 to 2018, and currently serves on the board of the Kelben Foundation, a family foundation focused on education and health programs. In addition, Mr. Kellner has received the Chartered Financial Analyst designation from the CFA Institute. Mr. Kellner is qualified to serve as a director due to his over 50 years of investment and financial experience, and substantial senior management experience.

Todd Deutsch, age 52, is a private investor and entrepreneur. Since 2012, Mr. Deutsch has managed his family office. Beginning in 2024, Mr. Deutsch has also been a trader with Aramas Capital on a contract basis. From 2009 to 2012, Mr. Deutsch was the Portfolio Manager/Principal at Bascom Hill Partners, a wealth management services company. Prior to running his family office and Bascom Hill Partners, Mr. Deutsch spent 20 years as a trader with Goldman Sachs and various hedge funds. Mr. Deutsch has been a member of the Esquire Financial Holdings, Inc., a publicly-traded financial holding company, board of directors since 2015 and serves on its Compensation Committee. Mr. Deutsch is qualified to serve as a director due to his extensive financial and business experience as well as valuable insight into managing and overseeing a business.

Robert L. Chioini, age 60, is the Managing Member of Bright Rock Holdings, LLC, a consultancy business founded by Mr. Chioini in 2019 that helps pharmaceutical drug and medical device companies successfully grow their businesses by providing financing, public listing, management, operations, licensing, clinical drug development, medical device development and corporate governance assistance, among other things. Mr. Chioini served as the Chief Executive Officer and a director of SQI Diagnostics, Inc. (OTCQX-US: SQIDF/TSX-V: SQD) from 2020 to 2021, a publicly-traded, vertically integrated diagnostic medical device company servicing the U.S. and Canadian diagnostic healthcare markets, where he provided executive leadership and revamped the business leading to a 200% increase in company valuation to a $155 million market capitalization. Mr. Chioini served as Chairman of the Board and Chief Executive Officer of Rockwell Medical, Inc. (NASDAQ: RMTI) (“Rockwell”), a publicly-traded pharmaceutical drug and medical device company that Mr. Chioini founded, from 1995 to 2018, where he provided executive leadership and built the business into a successful, publicly-traded, vertically integrated company with four manufacturing plants, five distribution facilities and 330 employees servicing the U.S. and global dialysis healthcare markets becoming the 2nd largest dialysate supplier in U.S. that reached $980 million in valuation in 2015. At Rockwell, Mr. Chioini obtained 14 new U.S. FDA medical device approvals, assembled top-level clinical talent and successfully raised over $150 million to fund and execute successful human clinical studies for drug development and obtained four new U.S. FDA drug approvals (3-NDA, 1-ANDA). In addition, he managed global business development for Rockwell and secured multiple exclusive license agreements to commercialize products internationally that realized in aggregate approximately $100 million in upfront cash payments and milestone payments, plus ongoing sales royalties, drug purchases, profit split and equity purchase, with companies like Baxter International, Inc. and Wanbang Biopharmaceutical (a subsidiary of Shanghai Fosun Pharmaceutical Group Co., Ltd.). Mr. Chioini was responsible for leading all operations and strategic direction for Rockwell with full accountability for bottom-line factors. Mr. Chioini is qualified to serve as a director due to his experience spanning all phases of starting and building a business, from inception into a successful, vertically integrated, publicly-traded pharmaceutical drug and medical device company, which included leading successful clinical development programs that resulted in four FDA approved drugs and multiple license partner agreements.

(C) as of the date of the notice (which information, for the avoidance of doubt, shall be updated and supplemented pursuant to paragraph (g) of this Section 1.4), with respect to each Stockholder Nominee:

(i)

each class or series and number of shares of capital stock of the Corporation of each such class and series which are, directly or indirectly, held of record or beneficially owned by each Stockholder Nominee; and

Mr. Kellner is the record holder of 1,000 shares of Common Stock and the beneficial owner of 1,493,000 shares of Common Stock. These shares are held as follows: 1,000 shares of Common Stock are held in Mr. Kellner’s name individually; 1,099,000 are held by the Kellner, Mary T Kellner Revocable Trust, of which Mr. Kellner and his wife, Mary T. Kellner, are co-trustees; 270,000 shares of Common Stock are held by the Beta Fund Investment Club, of which Mr. Kellner is manager; 98,000 shares of Common Stock are held by the Kellner, Jack F Desc Trust FBO Ted D. Kellner, of which Mr. Kellner is trustee; and 25,000 shares of Common Stock are held by Kellner, Ted Combined Profit Sharing/Money Purchase Plan, of which Mr. Kellner is trustee.

Mr. Kellner could also be deemed to share beneficial ownership of an additional 479,000 shares of Common Stock beneficially owned by family members and other persons. These shares are held as follows (with an explanation of the persons(s) with beneficial ownership): 120,000 shares of Common Stock are held by the Kelben Foundation, a charitable family foundation managed by Mr. Kellner’s wife; 100,000 shares of Common Stock are held by Jack W. Kellner, Mr. Kellner’s brother; 90,000 shares of Common Stock are held by the Kellner GRAT, of which Mr. Kellner’s wife is the trustee; 46,000 shares of Common Stock are held by Kellner, Jack F Desc Trust FBO Jack W. Kellner, of which Mr. Kellner’s brother is trustee; 35,000 shares of Common Stock are held by the Revocable Living Trust of Jack T. Kellner, of which Mr. Kellner’s son is trustee; 35,000 shares of Common Stock are held by the Schultz, Ryan D. and Kristin K. Revocable Trust, of which Mr. Kellner’s daughter and son-in-law are trustees; 30,000 shares of Common Stock are held by the Kellner 2020 Grandchildren’s Trust, which has a third party trustee but is for the benefit of Mr. Kellner’s grandchildren; and 23,000 shares of Common Stock are held by the Lueck, Brent W. and Laura H. Revocable Living Trust, of which Mr. Kellner’s daughter and son-in-law are trustees.

Mr. Kellner and his family members are the financial and economic beneficiaries of all of shares of Common Stock described in the preceding two paragraphs, except for the shares held by the Kelben Foundation, a charitable family foundation focused on education and health programs, and the Beta Fund Investment Club, an investment club managed by Mr. Kellner primarily for friends for which he receives no compensation for his services and of which he owns a majority of the assets.

Mr. Deutsch is the beneficial owner of 1,716,100 shares of Common Stock. Mr. Deutsch could also be deemed to share beneficial ownership of an additional 60,000 shares of Common Stock, 50,000 of which are held by his father, Jay Deutsch, and 10,000 of which are held by his mother, Bonnie Deutsch.

The “group” for purposes of Section 13(d) of the Exchange Act consisting of Mr. Kellner and Mr. Deutsch is considered the beneficial owner of the shares of Common Stock beneficially owned by each of them.

(ii)

any short position, profits interest, option, warrant, convertible security, stock appreciation right or similar rights related to any class or series of capital stock of the Corporation, or with a value derived in whole or in part from, or with an exercise or conversion privilege or a settlement or payment mechanism related to, the price of any class or series of capital stock of the Corporation, in each case, directly or indirectly held or owned, including beneficially owned, by each Stockholder Nominee;

There are none.

(D) a complete and accurate description of all agreements, arrangements or understandings (whether written or oral) between or among any two or more of any Holder, any Stockholder Associated Person (as such terms “Holder” and “Stockholder Associated Person” are defined in this Section 1.4), any Stockholder Nominee, and/or any other person or entity (including the full legal name (and any alias names) of any such other person or entity), existing presently or existing during the prior twenty-four (24) months, in each case relating to or in connection with the nomination of any Stockholder Nominee or any other person or persons for election or re-election as a director of the Corporation, or pursuant to which any such nomination or nominations are being made, or relating to or in connection with the funding or financing of any nomination or nominations of any person or persons (including, without limitation, any Stockholder Nominee) for election or re-election to the Board of Directors, including, without limitation, the funding or financing of any proxy solicitation or litigation relating to such nomination or nominations; provided, however, for the avoidance of doubt, this sub-part (D) requires a Noticing Stockholder’s notice to describe any such agreement, arrangement or understanding only to the extent known to, or to the extent such matters should be known after the exercise of reasonable diligence by, any Holder or any Stockholder Nominee;

Agreements, Arrangements, and Understandings (“AAUs”) With Respect to Annual Meeting and Related Matters

The Nominating Stockholder entered into an agreement, dated September 3, 2024 (the “2024 Agreement”), with Mr. Deutsch and Mr. Chioini. The 2024 Agreement reflects the agreements of the parties to be named as nominees of the Nominating Stockholder and to serve as directors if elected or appointed and to act together with respect to this Notice, the proxy solicitation in support of the nominations and other related actions. The 2024 Agreement generally provides that the parties will coordinate their activities and communications relating to the Company and will not take specified actions without the agreement of the Nominating Stockholder. In addition, each party made representations as to their respective beneficial ownership of Company securities and agreed not to buy, sell, pledge or otherwise acquire or dispose of any Company securities without the consent of the other parties. The 2024 Agreement provides that the Nominating Stockholder will be responsible for expenses incurred in connection with the coordinated activities with respect to the Company, and the other Stockholder Nominees will not incur expenses without the Nominating Stockholder’s agreement. The foregoing summary is qualified by reference in its entirety by the terms and conditions of the 2024 Agreement, a copy of which is being filed as an exhibit to the Schedule 13D.

Prior to entering into the 2024 Agreement, as disclosed in multiple amendments to the Schedule 13D, the Nominating Stockholder, Mr. Deutsch and Mr. Chioini continued to coordinate their actions with respect to the Company. The Nominating Stockholder’s plans to submit this Notice were announced on August 14, 2024. The Nominating Stockholder, Mr. Deutsch and Mr. Chioini continued to communicate with each other and consult with their counsels, Abrams & Bayliss LLP and Baker & Hostetler LLP. The Nominating Stockholder has also utilized the ordinary course services of the staff of his family office operations to assist in gathering information for this Notice and related matters.

In connection with the anticipated proxy solicitation for the Annual Meeting, the Nominating Stockholder intends to enter into customary arrangements with a proxy solicitor and other customary service providers in connection with a contested proxy solicitation, although he has not done so as of the date hereof.

The Nominating Stockholder intends to seek reimbursement of expenses he incurs in connection with this Notice, the anticipated proxy solicitation and any related litigation, and will disclose his intention, and that reimbursement would not be submitted for a vote of stockholders, in the proxy statement related to the Annual Meeting in accordance with the applicable federal proxy rules. Any decision, as a director, to approve reimbursement would be made only to the extent consistent with applicable fiduciary duties.

AAUs With Respect to 2023 Annual Meeting and Related Matters

Reference is made to the Incorporated Information with respect to the Nominating Stockholder’s nomination of himself, Mr. Deutsch and Mr. Chioini for election as directors at the 2023 Annual Meeting and related matters. In particular, the 2023 Proxy Statement provides detailed information about the AAUs involving the Nominating Stockholder, Mr. Deutsch and Mr. Chioini with respect to the 2023 Annual Meeting and related matters.

As described in the Schedule 13D, the agreement among the Nominating Stockholder, Mr. Deutsch and Mr. Chioini with respect to the 2023 Annual Meeting and related matters (as amended, the “2023 Agreement”) automatically expired in accordance with its terms on July 26, 2024. However, certain provisions, including those related to expenses and reimbursement, survived expiration. The Nominating Stockholder, Mr. Deutsch and Mr. Chioini intend to seek reimbursement of expenses incurred under the 2023 Group Agreement and will disclose this intention, and that reimbursement would not be submitted for a vote of stockholders, in the proxy statement related to the Annual Meeting in accordance with the applicable federal proxy rules. The Nominating Stockholder has also requested that the Company reimburse him for certain expenses incurred in conferring the corporate benefit that resulted when the Company amended its Bylaws to remove provisions found invalid or unenforceable by the Delaware Supreme Court. See below for additional information about expenses incurred and paid to date under the 2023 Group Agreement. Any decision, as a director, to approve reimbursement would be made only to the extent consistent with applicable fiduciary duties. The Nominating Stockholder, Mr. Deutsch and Mr. Chioini do not intend to seek reimbursement of expenses incurred by Mr. Chioini and others under the 2022 Group Agreement (as defined below).

Following the 2023 Annual Meeting, the Nominating Stockholder, Mr. Deutsch and Mr. Chioini continued to regularly communicate and coordinate with each other and with counsels with respect to the Nominating Stockholder’s appeal of the Kellner Delaware Litigation to the Delaware Supreme Court and related strategies, potential outcomes of such appeal and, in anticipation of and following the decision of the Delaware Supreme Court, with respect to potential next steps and further actions with respect to the Company.3 These activities continued as described above under AAUs With Respect to Annual Meeting and Related Matters and eventually resulted in the 2024 Agreement and this Notice.

The Nominating Stockholder believes that the foregoing, including the referenced Incorporated Information, is a complete and accurate description of the AAUs by or among himself, Mr. Deutsch and Mr. Chioini with respect to the 2023 Annual Meeting and related matters in all material respects. However, the Nominating Stockholder also acknowledges the ruling of the Court in the Kellner Delaware Litigation to the effect that he, Mr. Deutsch and Mr. Chioini had decided to act together to pursue nominations at the 2023 Annual Meeting prior to July 2023, although the exact time of such decision could not be identified. The Nominating Stockholder continues to respectfully disagree with this legal finding. The Nominating Stockholder does not dispute that the events cited by the Court on pages 73 to 76 of the ruling occurred,4 but the line between permissible discussions and information sharing, on the one hand, and measures taken in advance or preparation, on the other hand, is not distinguishable to the Nominating Stockholder. The Nominating Stockholder, Mr. Deutsch and Mr. Chioini certainly had a shared goal of replacing the Company’s directors and engaged in discussions and information sharing among themselves and their existing (and potential future joint) counsels about potentially pursuing that goal between the 2022 Annual Meeting and July 2023. But during this time period, until July 2023, they did not engage in any substantive, external acts that, in the view of the Nominating Stockholder, would demonstrate a meeting of the minds and a decision.5

[3]	Mr. Deutsch also has attempted to communicate with Company management on occasion during this time period.
[4]

Although certain facts are recited in the ruling without appropriate context. The February request from Baker & Hostetler LLP to the Nominating Stockholder’s attorney was made in the context of the ongoing federal litigation in Florida related to Section 13(d) claims initiated by the Company (the “Florida Section 13(d) Litigation”). The Court also stated that there is no evidence that other nominees were considered, but that was the purpose of inviting Mr. Rice to the July 11 meeting.

[5]

It is also worth noting that the particular statement that the Court found to be false was not in response to the AAU provision of the prior bylaws. It was in response to the first contact provision, and primarily included to explain the course of dealing between the parties and how they came together to ultimately submit the nominations. The 2023 Notice disclosed that the Nominating Stockholder first contacted Mr. Chioini late 2022, later introduced Mr. Chioini to Mr. Deutsch, and thereafter they communicated from time to time over the next few months regarding the Company and potential nominations, which ultimately resulted in the 2023 Agreement. This is materially consistent with the Court’s ruling, other than the Court’s view that a decision to proceed with nominations was made earlier. This matter also should be considered in the context of the Florida Section 13(d) Litigation and the Nominating Stockholder’s right to defend himself in that action. The Nominating Stockholder does not believe a Section 13(d) group was formed before July 2023, and does not believe anything cited in the Court’s ruling would support such a finding. The Court cites a lot of communications (requesting a meeting, discussing next steps, statements of intent and interest, requesting information, scheduling various calls, keeping abreast of developments, and trying to learn each other’s plans), but no substantive, external acts that, in the view of the Nominating Stockholder, would demonstrate a meeting of the minds or concerted action for Section 13(d) purposes.

In any event, despite disagreeing with the legal conclusion made by the Court as to whether an AAU had occurred prior to July 2023 as to the Nominating Stockholder’s, Mr. Deutsch’s and Mr. Chioini’s intentions to run a proxy contest in 2023, the Nominating Stockholder hereby incorporates all the testimony, documents and other facts from the Kellner Delaware Litigation to the extent they are relevant to actual or potential AAUs involving the Nominating Stockholder, Mr. Deutsch and Mr. Chioini relating to nominations at the Company.6 The Nominating Stockholder believes this provides all information necessary for the Company to assess the question of whether the AAU involving the Nominating Stockholder, Mr. Deutsch and Mr. Chioini started in July 2023 or, per the Court’s ruling, was a “continuation of the 2022 attempt” and started “[a]s early as November 2022.”

2022 Group Agreement Involving Mr. Chioini and Related Activities

Within the 24 months preceding the date of this Notice (the “Lookback Period”), Mr. Chioini was party to a Group Agreement with Jonathan Thomas Jorgl, Yehuda Michael Rice, River Rock Advisors LLC (“River Rock”), Paul D. Tusa, Michael J. Xirinachs and Looking Glass Capital Consultants Inc. (“Looking Glass”) (the “2022 Group Agreement”) related to the nominations submitted by Mr. Jorgl of Mr. Chioini and Mr. Rice for election as directors at the 2022 Annual Meeting, the proxy solicitation with respect to those nominations and related litigation. As revised on September 14, 2022, the 2022 Group Agreement provided that Mr. Jorgl, Mr. Chioini and Mr. Rice agreed to conduct the proxy solicitation and coordinate activities with respect to the Company and the nominations and all parties agreed not to take certain related actions without the mutual consent of Mr. Jorgl, Mr. Chioini and Mr. Rice, that each party agreed not to buy, sell, pledge or otherwise acquire or dispose of any Company securities without the consent of the other parties, and that Mr. Chioini and Mr. Xirinachs jointly and severally agreed to bear expenses incurred in connection with the activities of the group.

[6]

This specifically includes the evidence cited and considered by the Court in its ruling, such as JX 467, JX 468, JX 498, JX 526, JX 541, JX 557, JX 570, JX 605-606, JX 695, JX 713, JX 740, JX 746, JX 700, and JX 740. For avoidance of doubt, certain of this evidence is discussed in additional detail in the subsection entitled “Other Events” below.

The 2022 Group Agreement and related activities occurring within Lookback Period are described in the definitive proxy statement filed by the parties thereto on September 28, 2022 and a copy of the 2022 Group Agreement was made available to the Company during discovery in the Kellner Delaware Litigation. The 2022 Group Agreement did not initially include Mr. Xirinachs, Looking Glass or Mr. Tusa as parties, but it was known to Mr. Chioini and other parties by the beginning of September 2022 (i.e., by the beginning of the Lookback Period) that Mr. Xirinachs, through Looking Glass, had paid certain expenses on behalf of River Rock. Between that time and September 14, 2022, the parties determined and documented how the terms of the 2022 Group Agreement would be amended as a result of Mr. Xirinachs’s involvement.

The 2022 Group Agreement expired by its terms upon completion of the Company’s 2022 Annual Meeting, but certain customary provisions survived, including those related to expenses. As a result of those surviving provisions, Mr. Chioini and Mr. Xirinachs continue to be jointly responsible for expenses in connection with the nominations and proxy solicitation for the 2022 Annual Meeting and related litigation and that continue to be incurred by parties to the 2022 Group Agreement in connection with the ongoing Jorgl Delaware Litigation and Florida Section 13(d) Litigation. See below for additional information about expenses incurred and paid to date under the 2022 Group Agreement.

The Nominating Stockholder also acknowledges certain events that occurred following the expiration of the 2022 Group Agreement. Mr. Chioini continued to communicate with Mr. Rice and, shortly after the 2022 Annual Meeting, directed Baker & Hostetler LLP to draft and send a letter on their behalf to the Company recommending their appointments to the Board. This letter was sent on November 13, 2022. Mr. Chioini then directed Baker & Hostetler LLP to schedule a follow-up call with the Company’s counsel for the purpose of communicating his willingness to negotiate a resolution based on appointing mutually agreeable directors, but also his continued strong motivation with respect to the Company, including pursuit of another proxy contest.7 This call occurred on December 5, 2022. These events are known to the Company and addressed extensively in the Incorporated Information, but are recited here in the event they would be considered by the Company to constitute a separate AAU.

After these events, Mr. Chioini stayed in touch with Mr. Rice with respect to the Company and invited him to participate in a meeting with the Nominating Stockholder and Mr. Deutsch on July 11, 2023 to discuss potential nominations for the 2023 Annual Meeting. Mr. Rice was invited primarily to be introduced to the Nominating Stockholder and Mr. Deutsch and be considered as a potential nominee (which he ultimately was not).

[7]

Around this time, Mr. Chioini also communicated his intent to conduct another proxy contest in 2023 to the proxy solicitor for the 2022 Annual Meeting. Mr. Rice was copied on this communication and it was forwarded by Mr. Chioini to Mr. Xirinachs. Mr. Chioini does not dispute that he remained motivated to pursue another proxy contest at the time, but it should also be considered that this intent was communicated in the context of trying to resolve amounts owed for services performed by the solicitor in 2022 (amounts for which Mr. Chioini and Mr. Xirinachs were jointly responsible).

Other Events

The Nominating Stockholder believes the foregoing information is responsive to this requirement in all material respects. To the extent the Company disagrees, reference is made to the extensive factual background included in the Incorporated Information. With that said, the Nominating Stockholder comments below on certain additional events.

The Nominating Stockholder references the update letter to the Beta Fund, initially drafted in August 2022 and then sent in December 2022. This letter and the Nominating Stockholder’s testimony with respect to it are part of the Incorporated Information from the Kellner Delaware Litigation. The Court expressed the view that it was more likely than not the two investors referenced in the letter were Mr. Deutsch and Franz Nicoli Tudor. The Nominating Stockholder and Mr. Deutsch had been communicating with each other and with Mr. Tudor about the Company before the Lookback Period. During the Lookback Period, they continued to communicate regarding the Company. They each continued to share frustration with the Company and its performance. They each also were co-defendants, with others, in the Florida Section 13(d) Litigation. Around the time of the 2022 Annual Meeting, the Nominating Stockholder tried, through Mr. Tudor, to coordinate a meeting with Mr. Chioini, Mr. Rice and Mr. Jorgl. This meeting did not occur. Following the 2022 Annual Meeting, the Nominating Stockholder, in communications with Mr. Deutsch and Mr. Tudor, again reiterated that he would like to set up a call among the three of them and Mr. Chioini, Mr. Rice and Mr. Jorgl. This call also did not occur. Although the Nominating Stockholder would characterize these as discussions, they are noted to the extent they could be considered an AAU during the Lookback Period in that they were measures taken (e.g., trying to set up meetings) related to a shared goal of improving the Company’s performance, including through changes in the Board.

As discussed above, the Nominating Stockholder and Mr. Deutsch continued to communicate, along with Mr. Chioini, with respect to potential nominations following the 2022 Annual Meeting. With respect to Mr. Tudor, the Court itself noted that Mr. Tudor faded from view around this time. The Nominating Stockholder continued to have some contact with Mr. Tudor (for example, a lunch meeting in the spring of 2023). Mr. Deutsch also continued to have contact with Mr. Tudor (for example, engaging him to perform back office work for his trading activities from the fall of 2022 through the end of 2023 and communicating with him since). The Nominating Stockholder does not consider either of these continuing interactions to be an AAU with Mr. Tudor within the meaning of this requirement, but is disclosing them here in an abundance of caution and for the purpose of full disclosure.

(E) whether each Stockholder Nominee has (i) notified the board of directors of each publicly listed company at which such Stockholder Nominee serves as an officer, executive officer or director with respect to such Stockholder Nominee’s proposed nomination for election or re-election to the Board of Directors, and, (ii) as applicable, received all necessary consents to serve on the Board of Directors of the Corporation if so nominated and elected or otherwise appointed (or, if any such consents have not been received, how the Stockholder Nominee intends to address such failure to receive such necessary consents);

Mr. Deutsch has notified the board of directors of Esquire Financial Holdings, Inc., on which he serves as a director, of his proposed nomination for election to the Board, and has received all necessary consents to serve on the Board. Mr. Deutsch does not serve as an officer or executive officer of any publicly listed company. Neither Mr. Kellner nor Mr. Chioini serves as an officer, executive officer or director of any publicly listed company.

(F) whether nomination, election or appointment, as applicable, of any Stockholder Nominee as a director of the Corporation would violate or contravene a corporate governance policy, including, without limitation, a conflicts of interest or “overboarding” policy, of any publicly listed company at which such Stockholder Nominee serves as an officer, executive officer or director and, if so, a description of how the Stockholder Nominee intends to address such violation or contravention;

Mr. Deutsch’s nomination, election or appointment, as applicable, would not violate or contravene the corporate governance policy, including, without limitation, any conflicts of interest or “overboarding” policies of Esquire Financial Holdings, Inc., on which he serves as a director. Neither Mr. Kellner nor Mr. Chioini serves on the board of directors of any publicly listed company.

(G) as to each Stockholder Nominee, the date of first contact (or if the specific date is not known, the approximate date) between any Holder and/or Stockholder Associated Person, on the one hand, and such Stockholder Nominee, on the other hand, with respect to any proposed nomination or nominations of any person or persons (including, without limitation, any Stockholder Nominee) for election or re-election to the Corporation’s Board of Directors;

The first contact between the Nominating Stockholder and Mr. Deutsch with respect to potential nominations to the Company’s Board is believed to have occurred in the spring of 2022 (between around April 19th with respect to the nomination effort by Mr. Tudor and Mr. Lautz and no later than June 2nd).

The first contact between the Nominating Stockholder and Mr. Chioini with respect to potential nominations to the Company’s Board is believed to have occurred on December 8, 2022.

The first contact between Mr. Deutsch and Mr. Chioini with respect to potential nominations to the Company’s Board is believed to have occurred around March or April, 2023.

(H) the amount and nature of any direct or indirect economic or financial interest, if any, of each Stockholder Nominee, or of any immediate family member of such Stockholder Nominee, in any funds managed by, under common management with or affiliated with any Holder or Stockholder Associated Person;

None of the Stockholder Nominees, nor their respective immediate family members, have any direct or indirect economic interest in any funds or vehicles managed by, under common management with or affiliated with, any other Holder or his respective Stockholder Associated Persons.

(I) all related party transaction and other information that would be required to be disclosed pursuant to the federal securities laws, including Rule 404 promulgated under Regulation S-K (“Regulation S-K”) under the Securities Act of 1933 (the “Securities Act”) (or any successor provision), if any Holder or any Stockholder Associated Person were the “registrant” for purposes of such rule and such Stockholder Nominee were a director or executive officer of such registrant;

There are none as it pertains to the Nominating Stockholder and his Stockholder Associated Persons, on the one hand, and Mr. Deutsch or Mr. Chioini, on the other hand. Likewise, there are none as it pertains to Mr. Deutsch and his Stockholder Associated Persons, on the one hand, and the Nominating Stockholder or Mr. Chioini, on the other hand.

(J) any other information relating to each Stockholder Nominee that would be required to be disclosed in a proxy statement or any other filings required to be made in connection with solicitations of proxies for the election of directors in a contested election or that is otherwise required pursuant to and in accordance with Section 14 of the Securities Exchange Act of 1934 (as amended, the “Exchange Act”), and the rules and regulations promulgated thereunder (including such Stockholder Nominee’s written consent to being named in proxy statements as a proposed nominee of the Noticing Stockholder and to serving as a director if elected); and

The Nominating Stockholder believes that each Stockholder Nominee presently is, and if elected as a director of the Company, would qualify as, an “independent director” within the meaning of applicable NYSE American listing standards applicable to board composition (and applicable committees thereof). Notwithstanding the foregoing, the Nominating Stockholder acknowledges that no director of an NYSE American listed company qualifies as “independent” unless the board of directors affirmatively determines that such director is independent under such standards. Accordingly, the Nominating Stockholder acknowledges that if any Stockholder Nominee is elected, the determination of the nominee’s independence ultimately rests with the judgment and discretion of the Board.

No Stockholder Nominee holds any positions or offices with the Company; no Stockholder Nominee has a family relationship with any director, executive officer, or person nominated or chosen by the Company to become a director or executive officer or other Stockholder Nominee; and no companies or organizations, with which any Stockholder Nominee has been employed in the past five years, is a parent, subsidiary or other affiliate of the Company. Except as described or incorporated herein, no Stockholder Nominee is party to any arrangement or understanding between him and any other person(s) pursuant to which the Stockholder Nominee was or is to be selected as a director or nominee. Except with respect to the Kellner Delaware Litigation, the Jorgl Delaware Litigation and the Florida Section 13(d) Litigation, as well as the demand sent by the Nominating Stockholder to the Company pursuant to Section 220 of the Delaware General Corporation Law on August 27, 2024 and the letter sent by the Nominating Stockholder on the same date requesting that the Company reimburse him for certain expenses incurred in conferring the corporate benefit that resulted when the Company amended its Bylaws to remove provisions found invalid or unenforceable by the Delaware Supreme Court, there are no legal proceedings to which any Stockholder Nominee or any of their associates is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries. With respect to the Stockholder Nominees, none of the events enumerated in Item 401(f)(1)-(8) of Regulation SK of the Exchange Act occurred during the past 10 years.

As noted above, the Nominating Stockholder intends to seek reimbursement of expenses he incurs in connection with this Notice, the anticipated proxy solicitation and any related litigation. In addition, as noted above, the Nominating Stockholder, Mr. Deutsch and Mr. Chioini intend to seek reimbursement of expenses incurred under the 2023 Agreement. The Nominating Stockholder has also requested that the Company reimburse him for certain expenses incurred in conferring the corporate benefit that resulted when the Company amended its Bylaws to remove provisions found invalid or unenforceable by the Delaware Supreme Court. Therefore, to the extent they seek reimbursement, the Nominating Stockholder, Mr. Deutsch and Mr. Chioini could be considered to have an interest in the outcome of the election at the Annual Meeting to the extent of the expenses they have incurred.

The total expenses of the Nominating Stockholder with respect to this Notice, the anticipated proxy solicitation and any related litigation cannot be determined at this time. The total expenses of the Nominating Stockholder, Mr. Deutsch and Mr. Chioini with respect to the nominations, proxy solicitation and related litigation with respect to the 2023 Annual Meeting were approximately $5.3 million (of which the Nominating Stockholder paid approximately $4.0 million, Mr. Deutsch paid approximately $0.9 million and Mr. Chioini paid approximately $0.3 million). Any reimbursement for expenses under the 2023 Agreement is expected to be allocated in the priority set forth in the 2023 Agreement.

As noted above, the Nominating Stockholder, Mr. Deutsch and Mr. Chioini do not intend to seek reimbursement for expenses incurred by Mr. Chioini and others under the 2022 Group Agreement. However, Mr. Chioini could still be considered to have an interest in the outcome of the election at the Annual Meeting due to his joint responsibility for expenses that continue to be incurred under the 2022 Group Agreement in connection with ongoing litigation with the Company. For reference, approximately $2.3 million in aggregate expenses have been incurred to date under that agreement, for which Mr. Chioini and Mr. Xirinachs are jointly responsible, of which approximately $0.35 million have been paid to date, with the remainder outstanding. A significant majority of the expenses actually paid to date have been paid by Mr. Chioini.

Refer to the 2023 Proxy Statement and Schedule 13D for transactions by the Stockholder Nominees in the Company’s securities in the past two years.

Other than as included elsewhere or incorporated in this Notice: no Stockholder Nominee has any substantial interest, direct or indirect, by security holdings or otherwise in any matter to be acted upon at the Annual Meeting; during the past 10 years, no Stockholder Nominee has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); no Stockholder Nominee is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; no associate of any Stockholder Nominee owns beneficially, directly or indirectly, any securities of the Company; no Stockholder Nominee owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company; no Stockholder Nominee, nor any immediate family members or associates of any of them, has a direct or indirect material interest in any transaction, or series of similar transactions, since the beginning of the Company’s last fiscal year, or any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, that would be disclosable pursuant to Item 404 of Regulation S-K; no Stockholder Nominee, nor any associates of any of them, has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party; and there is no other information relating any Stockholder Nominee that would be required to be disclosed in a proxy statement and form of proxy or other filings required to be made in connection with solicitations of proxies for the election of directors in a contested election pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder.

In the 2023 Rejection Letter, the Board took the position that this provision of the Bylaws required various other disclosure items that would be included in a proxy statement. This position ignores the language “related to each Stockholder Nominee” and seems to imply that the Nominating Stockholder should supply a complete proxy statement with his Notice. The Nominating Stockholder believes that this interpretation is inconsistent with the plain meaning of the Bylaws as currently constituted. In addition, much of the information to be included in a proxy statement would not typically be known at the time a notice of nominations is submitted. Nonetheless, in an attempt to refute the assertion by the Board of baseless grounds for rejection, the Nominating Stockholder notes the following:

•	The solicitation in support of the nominations is expected to be made by the Nominating Stockholder and the other Stockholder Nominees. There are no other participants expected at this time.

•	The methods to be used to solicit are not known at this time, but are expected to be customary and largely consistent with the disclosure in the 2023 Proxy Statement.

•

The Nominating Stockholder intends to engage a proxy solicitor on customary terms. This has not occurred yet, so more specific information or the anticipated cost cannot be provided at this time. Other than utilizing the customary services of a proxy solicitor, there are no current plans to utilize regular or specially engaged employees to solicit.

•

The total expenses incurred so far with respect to this Notice are approximately $0.1 million (this does not include expenses incurred under the 2023 Agreement as described above). The Nominating Stockholder cannot estimate the total amount estimated to be spent, especially considering that the Board’s actions are likely to be a significant driver of the total cost of the solicitation effort and related matters (including litigation).

The written consents of each Stockholder Nominee are attached hereto in Exhibit A.8

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The consents have been modified since last year solely to avoid a claim that they do not comply with the Bylaws. The Nominating Stockholder reiterates his view that the Company’s basis for rejecting the 2023 Notice related to the consents, as described the 2023 Rejection Letter, was without merit, both under the Exchange Act and the Bylaws.

(K) a completed and signed questionnaire, representation and agreement and any and all other information required by paragraph (e) of this Section 1.4;

The completed and signed questionnaires, representations and agreements are delivered herewith.

(3) as to the Holders and any Stockholder Associated Persons:

(A) the full legal name (and any alias names used) and address of each Holder (including, in the case of the Noticing Stockholder and any other Holder who is a stockholder of record of the Corporation, the name and address as they appear on the Corporation’s books);

Refer to the information provided above.

(B) the full legal name (and any alias names used) and address of each Stockholder Associated Person (as defined in this Section 1.4), if any;

Refer to Exhibit B.

(C) as of the date of the notice (which information, for the avoidance of doubt, shall be updated and supplemented pursuant to paragraph (g) of this Section 1.4), with respect to each Holder and Stockholder Associated Person:

(i)

the number of shares of each class and series of capital stock of the Corporation which are, directly or indirectly, held of record or beneficially owned by each Holder and by each Stockholder Associated Person, and

Refer to the information provided above. Other than as described above, no Stockholder Associated Person is believed to hold any Company securities, of record or beneficially.

(ii)

any short position, profits interest, option, warrant, convertible security, stock appreciation right or similar rights related to any class or series of capital stock of the Corporation, or with a value derived in whole or in part from, or with an exercise or conversion privilege or a settlement or payment mechanism related to, the price of any class or series of shares of capital stock of the Corporation, in each case, directly or indirectly held or owned, including beneficially owned, by each Holder and by each Stockholder Associated Person.

There are none.

(D) a representation by the Noticing Stockholder that such stockholder is a holder of record of stock of the Corporation entitled to vote at such meeting, will continue to be a stockholder of record of the Corporation entitled to vote at such meeting through the date of such meeting and intends to appear in person or by proxy at the meeting to propose such nomination or other business;

The Nominating Stockholder represents that he is a holder of record of stock of the Corporation entitled to vote at the Annual Meeting, will continue to be a stockholder of record of the Corporation entitled to vote at the Annual Meeting through the date thereof and intends to appear in person or by proxy at the Annual Meeting to propose the nominations of the Stockholder Nominees.

(E) all information that would be required to be set forth in a Schedule 13D filed pursuant to Rule 13d-1(a) or an amendment pursuant to Rule 13d-2(a) if such a statement were required to be filed under the Exchange Act and the rules and regulations promulgated thereunder by each Holder and each Stockholder Associated Person, if any; provided, however, that if a Schedule 13D or amendment has been filed under the Exchange Act and the rules and regulations promulgated thereunder by any such Holder or Stockholder Associated Person containing all such information, then a statement in the Noticing Stockholder’s notice incorporating such Schedule 13D, as amended, by reference shall be sufficient for purposes of the disclosure sought by this sub-part (E);

As indicated above, the Schedule 13D is incorporated by reference herein.

With respect to Stockholder Associated Persons, refer to Exhibit B.

(F) any other information relating to each Holder and each Stockholder Associated Person, if any, that would be required to be disclosed in a proxy statement and form of proxy or other filings required to be made in connection with solicitations of proxies for, as applicable, the proposal and/or for the election of directors in a contested election pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder;

Refer to the information provided above.

Other than as included elsewhere or incorporated in this Notice: no Stockholder Associated Person has any substantial interest, direct or indirect, by security holdings or otherwise in any matter to be acted upon at the Annual Meeting; during the past 10 years, no Stockholder Associated Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); no Stockholder Associated Person is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; no Stockholder Associated Person owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company; no Stockholder Associated Person has a direct or indirect material interest in any transaction, or series of similar transactions, since the beginning of the Company’s last fiscal year, or any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, that would be disclosable pursuant to Item 404 of Regulation S-K; no Stockholder Associated Person

has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party; and there is no other information relating any Stockholder Associated Person that would be required to be disclosed in a proxy statement and form of proxy or other filings required to be made in connection with solicitations of proxies for the election of directors in a contested election pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder.

(G) a representation by the Noticing Stockholder as to whether any Holder and/or any Stockholder Associated Person intends or is part of a group that intends: (i) to deliver a proxy statement and/or form of proxy to holders of at least a percentage of the Corporation’s outstanding capital stock required to elect the proposed nominee or approve or adopt the other business being proposed and/or (ii) to otherwise solicit proxies from stockholders in support of such nomination or other business;

The Nominating Stockholder represents that he, together with the other Stockholder Nominees, intends to deliver a proxy statement and/or form of proxy to holders of at least a percentage of the Corporation’s outstanding capital stock required to elect the Stockholder Nominees and to otherwise solicit proxies from stockholders in support of the Stockholder Nominees.

(H) a certification by the Noticing Stockholder that each Holder and any Stockholder Associated Person has complied with all applicable federal, state and other legal requirements in connection with its acquisition of shares of capital stock or other securities of the Corporation and/or such person’s acts or omissions as a stockholder of the Corporation; and

The Nominating Stockholder certifies that that each Holder and Stockholder Associated Person has complied with all applicable federal, state and other legal requirements in connection with its acquisition of shares of capital stock or other securities of the Corporation and/or such person’s acts or omissions as a stockholder of the Corporation.

(I) if any Holder and/or Stockholder Associated Person intends to solicit proxies in support of director nominees, the statement required by Rule 14a-19(b)(3) of the Exchange Act (or any successor provision);

The Nominating Stockholder, together with the other Stockholder Nominees, intends to solicit the holders of shares representing at least 67% of the voting power of shares entitled to vote on the election of directors in support of the Stockholder Nominees.

This Notice shall also constitute the notice required by Rule 14a-19(a)(1) under the Exchange Act, on behalf of the Nominating Stockholder and the other Stockholder Nominees.

(4) a representation by the Noticing Stockholder as to the accuracy of the information set forth in the notice.

The Nominating Stockholder represents that the information set forth in this Notice is accurate.

The Nominating Stockholder hereby states that, based on the experience and qualifications of each of the Stockholder Nominees described in the Notice, the Nominating Stockholder believes that each of the Stockholder Nominees is qualified to serve as a director of the Company. Information to establish that the Stockholder Nominees are so qualified is set forth elsewhere in this Notice. The Stockholder Nominees are not ineligible to serve as directors of the Company pursuant to the Bylaws and have provided the certifications and undertakings required by Section 2.2 thereof in the consents attached as Exhibit A. To the extent the Company requests additional information reasonably necessary to determine that the Stockholder Nominees are eligible to serve on the Board if elected, the Nominating Stockholder will provide the Company with such additional information upon written request.

The Nominating Stockholder believes that this Notice is sufficient to provide adequate notice and information to the Company regarding the nomination of the Nominees and complies with all notification and other requirements applicable to the Company. If, however, you believe that this Notice for any reason does not comply with such requirements or is otherwise insufficient or defective in any respect, the Nominating Stockholder requests that you so notify it by contacting John Harrington of Baker & Hostetler LLP by e-mail at jharrington@bakerlaw.com and John M. Seaman at Abrams & Bayliss by e-mail at seaman@AbramsBayliss.com.

This Notice is being provided sufficiently in advance of the deadline with respect to the Annual Meeting, and the Nominating Stockholder requests that the Company notify his counsels promptly if you believe there are any deficiencies so that they can be remedied in a timely manner. If the Company wishes to correspond with the Stockholder Nominees, including, for instance, by way of any requests for further information, the Nominating Stockholder requests that any and all such correspondence be directed to Mr. Harrington and Mr. Seaman.

Please be advised that neither the delivery of this Notice nor the delivery of additional information, if any, provided by or on behalf of the Nominating Stockholder or any group of which the Nominating Stockholder is or may become a member or any other member thereof to the Company from and after the date hereof shall be deemed to constitute (i) an admission by the Nominating Stockholder or any group of which the Nominating Stockholder is or may become a member or any other member thereof that this Notice is or was in any way defective; (ii) an admission as to the legality or enforceability of any particular provision of the Bylaws of the Company or any other matter; (iii) a waiver by the Nominating Stockholder or any group of which the Nominating Stockholder may become a member or any other member thereof of the right to, in any way, contest or challenge the enforceability of any provision of the Bylaws, the Amended and Restated Certificate of Incorporation, as amended, of any other matter; or (iv) consent by the Nominating Stockholder or any group of which the Nominating Stockholder is or may become a member or any other member thereof to publicly disclose any information contained herein with respect to any such person or group.

[signature page follows]

Very truly yours,

/s/ Ted D. Kellner
Name: Ted D. Kellner

EXHIBIT A

NOMINEE CONSENTS

[attached separately]

EXHIBIT B

Stockholder Associated Persons

[omitted]

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